Exhibit (a)(1)(G)

                                 Press release

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FOR IMMEDIATE RELEASE                       CONTACT:  ISAAC STARKMAN
                                                      CEO
                                                      (818) 766-8311

               Jerry's Famous Deli Inc. Announces That Independent
                   Committee Has Endorsed Company Self Tender

STUDIO CITY, CA - April 3, 2001--Jerry's Famous Deli Inc. (NASDAQ:DELI), announced that an Independent Committee of the Board of the Company has directed the Company to prepare a tender offer for up to 600,000 common shares of the Company for a repurchase price of up to $5.30 per share. The Company has accordingly begun the preparation of an Offer to Purchase, which the Company expects to mail to shareholders within approximately three to four weeks. The price and size of the tender are subject to change and contingencies, including approval of the Company's lenders and no material change in circumstances while the offer is being prepared or during the offering period. In addition the Company has not yet received definitive advice from its major shareholders as to whether, or how many shares, they might tender in the offer. If the Company's major shareholders do not tender a significant number of shares, the Company would have the ability to purchase all of the shares held by non-affiliates of the Company. If the number of shares held by non-affiliates of the Company falls below 500,000 shares, as it could as a result of the tender offer, the Company's shares would be de-listed from the Nasdaq SmallCapMarket.

The Company is the operator of Jerry's Famous Deli and Solley's Delicatessen and Bakery in Southern California, and Wolfie Cohen's Rascal House and The Epicure Market in South Florida, with a licensing agreement at Universal CityWalk, California.

Statements made herein that are not historical facts are forward-looking statements. Important factors that could cause the forward looking statements concerning the tender offer discussed above not to occur are noted above. In addition, litigation, economic

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developments, alternative strategic proposals, legal complications, the expense, or a negative market or shareholder response, among other factors, could alter the plan for a tender offer.